United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

GCM Grosvenor Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

36831E108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36831E108	Schedule 13G	Page 1 of 10

1	Names of Reporting Persons Michael Jay Sacks
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 145,135,246
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 145,135,246

9	Aggregate Amount Beneficially Owned by Each Reporting Person 145,135,246
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 77.5%
12	Type of Reporting Person IN

CUSIP No. 36831E108	Schedule 13G	Page 2 of 10

1	Names of Reporting Persons Grosvenor Holdings, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 134,858,026
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 134,858,026

9	Aggregate Amount Beneficially Owned by Each Reporting Person 134,858,026
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 76.1%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 36831E108	Schedule 13G	Page 3 of 10

1	Names of Reporting Persons Grosvenor Holdings II, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,226,977
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,226,977

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,226,977
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.1%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 36831E108	Schedule 13G	Page 4 of 10

1	Names of Reporting Persons GCM Grosvenor Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,050,243
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,050,243

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,050,243
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.3%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 36831E108	Schedule 13G	Page 5 of 10

1	Names of Reporting Persons GCM Progress LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 58,560,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 58,560,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 58,560,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 58.1%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 36831E108	Schedule 13G	Page 6 of 10

1	Names of Reporting Persons GCM Progress Subsidiary LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 58,560,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 58,560,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 58,560,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 58.1%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 36831E108	Schedule 13G	Page 7 of 10

ITEM 1.	(a)	Name of Issuer:

GCM Grosvenor Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

900 North Michigan Avenue, Suite 1100, Chicago, IL 60611.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Michael Jay Sacks

Grosvenor Holdings, L.L.C.

Grosvenor Holdings II, L.L.C.

GCM Grosvenor Management, LLC

GCM Progress LLC

GCM Progress Subsidiary LLC

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611.

(c)	Citizenship of each Reporting Person is:

Grosvenor Holdings, L.L.C. is organized under the laws of the state of Illinois. Grosvenor Holdings II, L.L.C., GCM Grosvenor Management, LLC, GCM Progress LLC and GCM Progress Subsidiary LLC are each organized under the laws of the state of Delaware. Michael Jay Sacks is a citizen of the United States.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

36831E108

ITEM 3.

Not applicable.

CUSIP No. 36831E108	Schedule 13G	Page 8 of 10

ITEM 4. Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the shares Class A Common Stock as of December 31, 2022, based upon 42,238,879 shares of Class A Common Stock outstanding as of November 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022. The ownership information assumes the redemption of the common units of Grosvenor Capital Management Holdings, LLLP (“Common Units”) held by the Reporting Persons for shares of the Issuer’s Class A Common Stock on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Michael Jay Sacks	145,135,246	77.5%	0	145,135,246	0	145,135,246
Grosvenor Holdings, L.L.C.	134,858,026	76.1%	0	134,858,026	0	134,858,026
Grosvenor Holdings II, L.L.C.	3,226,977	7.1%	0	3,226,977	0	3,226,977
GCM Grosvenor Management, LLC	7,050,243	14.3%	0	7,050,243	0	7,050,243
GCM Progress LLC	58,560,000	58.1%	0	58,560,000	0	58,560,000
GCM Progress Subsidiary LLC	58,560,000	58.1%	0	58,560,000	0	58,560,000

Grosvenor Holdings II, L.L.C. is the record holder of 3,226,977 Common Units. GCM Grosvenor Management, LLC is the record holder of 7,050,243 Common Units. Grosvenor Holdings, L.L.C. is the record holder of 75,398,026 Common Units and 900,000 shares of Class A Common Stock issuable upon the exercise of warrants that are exercisable or will become exercisable within 60 days of December 31, 2022. GCM Progress Subsidiary LLC is the record holder of 58,560,000 Common Units. The Common Units may be redeemed by the Reporting Persons at any time for shares of the Issuer’s Class A Common Stock on a one-to-one basis.

Mr. Sacks is the ultimate managing member of each of Grosvenor Holdings, L.L.C., Grosvenor Holdings II, L.L.C. and GCM Grosvenor Management, LLC. Grosvenor Holdings, L.L.C. is the sole member of GCM Progress LLC, which is the sole member of GCM Progress Subsidiary LLC. As a result, Mr. Sacks may be deemed to share beneficial ownership of the securities held by the Reporting Persons.

ITEM 5. Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certification.

Not applicable.

CUSIP No. 36831E108	Schedule 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Michael Jay Sacks

/s/ Michael Jay Sacks

Grosvenor Holdings, L.L.C.

By:	/s/ Michael Jay Sacks
Name:	Michael Jay Sacks
Title:	Managing Member

Grosvenor Holdings II, L.L.C.

By:	/s/ Michael Jay Sacks
Name:	Michael Jay Sacks
Title:	Managing Member

GCM Grosvenor Management, LLC

By:	/s/ Michael Jay Sacks
Name:	Michael Jay Sacks
Title:	Managing Member

GCM Progress LLC

By: Grosvenor Holdings, L.L.C., its sole member

By:	/s/ Michael Jay Sacks
Name:	Michael Jay Sacks
Title:	Managing Member

GCM Progress Subsidiary LLC

By: GCM Progress LLC, its sole member

By: Grosvenor Holdings, L.L.C., its sole member

By:	/s/ Michael Jay Sacks
Name:	Michael Jay Sacks
Title:	Managing Member

CUSIP No. 36831E108	Schedule 13G	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.